EXHIBIT 8.1

Writer's Direct Dial
212-912-7633

                           ___________________, 1998


Heritage Bancorp, Inc.
The Heritage Bank
1313 Dolly Madison Boulevard
McLean, Virginia 22101

Ladies and Gentlemen:

                  You have requested our opinion regarding certain federal income tax consequences of the proposed transfer of issued and outstanding shares of The Heritage Bank (the "Bank") common stock of par value of $1.00 per share to Heritage Bancorp, Inc. ("Bancorp") in exchange for, on a one-for-one basis, an equal number of issued and outstanding shares of Bancorp common stock of no par value per share pursuant to the Agreement and Plan of Reorganization by and between the Bank and Bancorp dated as of June 30, 1998 (the "Plan"). These and related transactions are described in the Plan and in the Proxy Statement-Prospectus included in Bancorp's Registration Statement on Form S-4 filed with the Securities and Exchange Commission in connection with the Plan (the "Registration Statement"). We are rendering this opinion pursuant to
Section 5.5 of the Plan. All capitalized terms used but not defined in this letter shall have the meanings set forth in the Plan or in the Registration Statement.

                  In connection with the opinions expressed below we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of the Plan and the Registration Statement and of such corporate records of the Bank and Bancorp as we have deemed appropriate. We have also relied, without independent verification, upon the letters of even date herewith of the Bank and Bancorp to Thacher Proffitt & Wood containing certain tax representations. We have assumed that the parties will act, and that the Reorganization will be effected, in accordance with the Plan, and that the representations made by the Bank and Bancorp in the foregoing letters are true, correct and complete, and will be true, correct and complete at


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Heritage Bancorp, Inc.
The Heritage Bank

              , 1998                                                     Page 2.

the Effective Time, and as to statements qualified by the best of knowledge of the Management of the Bank and Bancorp, will be consistent with the underlying facts at the Effective Time. In addition, we have made such investigations of law as we have deemed appropriate to form a basis for the opinions expressed below.

                  Based on and subject to the foregoing, it is our opinion that, for federal income tax purposes, under current law:

               1. No gain or loss will be recognized by the stockholders of the Bank upon the transfer of their shares of Bank Common Stock to Bancorp solely in exchange for shares of Bancorp Common Stock pursuant to the Plan.

               2. No gain or loss will be recognized by Bancorp upon its receipt of shares of Bank Common Stock in exchange for shares of Bancorp Common Stock pursuant to the Plan.

               3. The aggregate basis of the shares of Bancorp Common Stock to be received by each stockholder of the Bank pursuant to the Plan will be the same as the aggregate basis of the shares of Bank Common Stock exchanged therefor.

               4. The holding period of the shares of Bancorp Common Stock to be received by each stockholder of the Bank pursuant to the Plan will include the holding period of the shares of Bank Common Stock exchanged therefor, provided that such stockholder held such shares of Bank Common Stock as a capital asset on the Effective Date.

               On  September  22,  1994,  the  Internal   Revenue  Service  (the
"Service") issued Notice 94-93 in which it expressed its concern with transactions that invert the positions of related corporations ("Inversions"), including transactions that involve the transfer of stock of a corporation by its shareholders to a wholly-owned subsidiary of that corporation in exchange for newly issued shares of the subsidiary. In Notice 94-93, the Service stated that it would issue guidance, including regulations requiring either the recognition of income or gain or a reduction in the basis of the stock of one or more of the corporations involved in an Inversion. As of the date of this letter, no such regulations have been issued. Because the Plan would involve the transfer of Bank Common Stock by the Bank's shareholders to Bancorp, a wholly owned subsidiary of the Bank, in exchange for newly issued shares of Bancorp Common Stock, such transfer could constitute an Inversion within the meaning of Notice 94-93. However, the Service's concern in Notice 94-93 pertains to potential tax abuse that does not exist in the transactions contemplated by the Plan, under which the assets of Bancorp, prior to the exchange of stock pursuant to the Plan, will consist solely of cash contributed to it by the Bank in an amount that is


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Heritage Bancorp, Inc.
The Heritage Bank

              , 1998                                                     Page 3.

minimal in relation to the Bank's total assets and net worth and in which the shares of Bancorp originally owned by the Bank will be cancelled. Accordingly, we do not believe that, applying the reasoning of the Service set forth in Notice 94-93, realization of income or gain by, or a reduction in the basis of the stock of, either the Bank or Bancorp would be required.

                  Except as set forth above, we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of the above-described transfer or of any other transaction related to such transfer or contemplated by the Plan. This opinion is given solely for the benefit of the Bank, Bancorp and the stockholders of the Bank other than stockholders who exercise dissenters' rights with respect to the Plan, and may not be relied upon by any other party or entity or otherwise referred to in any document without our express written consent. We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading "Tax Consequences of the Reorganization" under "Proposal 5 -- Formation of Holding Company."

                                             Very truly yours,

                                             THACHER PROFFIT & WOOD



                                             By:
                                                --------------------------------
                                                Albert J. Cardinali